UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.___)*

Under the Securities Exchange Act of 1934

ZIM Integrated Shipping Services Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M9T951109

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M9T951109	SCHEDULE 13G	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Kenon Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
30,843,478

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
30,843,478

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
30,843,478

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
26.0% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The percentage ownership is calculated based upon 118,588,188 shares outstanding as of November 3, 2021 as reported in ZIM Integrated Shipping Services Ltd.’s proxy statement furnished as Exhibit 99.1 to its Report on Form 6-K on November 5, 2021.

CUSIP No. M9T951109	SCHEDULE 13G	Page 3 of 6

Item 1(a)	Name of Issuer:

ZIM Integrated Shipping Services Ltd.
Item 1(b).	Address of Issuer’s Principal Executive Offices:

9 Andrei Sakharov Street P.O. Box 15067 Matam, Haifa, 3190500, Israel +972 (4) 865-2000
Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed on behalf of Kenon Holdings Ltd., a Singapore limited liability company
Item 2(b).	Address of Principal Business Office or, if none, Residence:

1 Temasek Avenue #37-02B Millenia Tower, Singapore 039192
Item 2(c).	Citizenship:

Singapore
Item 2(d).	Titles of Classes of Securities:

Ordinary Shares, no par value
Item 2(e).	CUSIP Number:

M9T951109
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not Applicable.
Item 4.	Ownership

The information required by Items 4(a) – (c) is set forth in Rows 5 through 11 of the cover page for the Reporting Person and is incorporated herein by reference for such Reporting Person.

CUSIP No. M9T951109	SCHEDULE 13G	Page 5 of 6

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

Not Applicable.
Item 9.	Notice of Dissolution of Group.

Not Applicable.
Item 10.	Certification.

Not Applicable.

CUSIP No. M9T951109	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2022

Kenon Holdings Ltd.

By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer